UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

November 3, 2006 (November 3, 2006)
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291	**03-0127430**
(Commission File Number)	(IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

        On November 3, 2006, Green Mountain Power Corporation issued a press release regarding its earnings for the quarter ended September 30, 2006. A copy of this release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

Exhibit	Description
99.1	Press release announcing earnings for the quarter ended September 30, 2006, furnished pursuant to Item 2.02.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: November 3, 2006

By: /s/ Dawn D. Bugbee

Name: Dawn D. Bugbee

Title: Vice President and Chief Financial Officer

(principal accounting officer)

Exhibit	Description
99.1	Press release announcing earnings for the quarter ended September 30, 2006, furnished pursuant to Item 2.02.

EXHIBIT 99.1

GMP ANNOUNCES THIRD QUARTER EARNINGS

COLCHESTER, VT…Green Mountain Power Corporation (NYSE: GMP) today announced consolidated earnings of $0.54 per share of common stock, diluted, for the third quarter of 2006 compared with consolidated earnings of $0.48 per share of common stock, diluted, for the same period in 2005. Year to date earnings for 2006 are $1.60 per share, diluted, compared with earnings of $1.50 per share, diluted, for the first nine months of 2005.

Earnings increased in the third quarter of 2006 primarily as a result of lower power supply costs and transmission expenses, which were partially offset by a reduction in retail revenues of $3.3 million consistent with a restriction on earnings required in the rate agreement approved by the Vermont Public Service Board in 2003 in the Company's last retail rate case. This earnings restriction calculation is reviewed by the Vermont Public Service Board and is subject to change.

The Company's regulated earnings are capped at its allowed rate of return on equity of 10.5 percent for 2006. Costs that are not allowed for rate setting purposes reduce the Company's earning potential under the rate agreement and limit the Company's ability to achieve its allowed rate of return on equity for its operations as a whole. "Despite the recording of this earnings restriction reserve in the third quarter of 2006 and an additional reserve anticipated at year end, we expect our earnings per share for the year to range between $2.00 and $2.15," said Christopher L. Dutton, President and Chief Executive Officer.

Retail operating revenues for the third quarter of 2006 decreased by $3.0 million compared with the same period in 2005, reflecting the effects of the $3.3 million restriction on earnings and milder summer weather. This was partially offset by an increase in sales of utility services to other municipalities and utilities, a 0.9 percent rate increase that took effect in January 2006 and an increase in the number of customers. Total retail megawatt hour sales of electricity decreased by 3.9 percent in the third quarter of 2006 compared with the same period in 2005. Sales to residential, small commercial and industrial, and large commercial and industrial customers decreased by 3.6, 4.8 and 3.2 percent, respectively, compared with the third quarter in 2005, which was affected by last year's unusually hot weather. Increased revenues from the sale of utility services to other utilities and large industrial customers in the third quarter of 2006 contributed approximately $1.7 million more to retail revenue growth than the same period last year. Other operating expenses increased by $1.9 million in the third quarter of 2006, reflecting an increase of $1.3 million in utility services expense, compared with the third quarter of 2005. These sales of services are intended to allow the Company to recover some of its administrative and general and staffing costs from other parties and ultimately reduce costs to retail customers. The remaining $600,000 increase in other operating expenses related to additional costs associated with the proposed acquisition of the Company by Northern New England Energy Corporation, an affiliate of GazMétro Limited Partnership, and an increase in employee benefits.

Power supply expenses decreased by $4.3 million in the third quarter of 2006 compared with the same period last year. Increased 2006 entitlements to power under a long-term contract with Hydro-Quebec and a temporary increase in the Company's entitlement from the Vermont Yankee nuclear power plant reduced the Company's reliance on wholesale market purchases of electricity. The additional 2006 entitlements under the Hydro-Quebec contract and the Vermont Yankee output were purchased, on average, at prices below the wholesale market price for the third quarter of 2006 and substantially below 2005 wholesale market prices. Market prices for Company purchases in the third quarter of 2006 were substantially lower than 2005, reflecting the interruption of gas supplies in the Gulf caused by hurricane activity coupled with warmer than normal summer temperatures in 2005.

Transmission expenses decreased by $1.1 million in the third quarter compared to the same period last year, primarily as a result of regional transmission credits from ISO New England to VELCO.

Income tax expense increased by $600,000 in the third quarter of 2006 compared to the third quarter of 2005 due to an increase in pretax book income and an increase in the effective tax rate due to nondeductible merger expenses, which were partially offset by a decrease in the Vermont state income tax rate.

Green Mountain Power Corporation	Quarterly Earnings Summary			
	Three Months Ended		Nine months ended	
	September 30		September 30	
	2006	2005	2006	2005
	in thousands except per share amounts			
Retail revenues	$ 54,615	$ 57,584	$ 160,242	$ 162,874
Wholesale revenues	6,818	6,740	21,547	14,586
Total operating revenues	$ 61,433	$ 64,324	$ 181,789	$ 177,460
Net income	$ 2,884	$ 2,542	$ 8,522	$ 7,902
Net income-continuing operations	2,831	2,524	8,393	7,900
Net income(loss)-discontinued operations	53	18	129	2
Basic earnings per share-continuing operations	$ 0.54	$ 0.49	$ 1.60	$ 1.52
Basic earnings per share-discontinued operations	0.01	-	0.02	-
Basic earnings per Common share	$ 0.55	$ 0.49	$ 1.62	$ 1.52
Diluted earnings per share-continuing operations	$ 0.53	$ 0.48	$ 1.58	$ 1.50
Diluted earnings per share-discontinued operations	0.01	-	0.02	-
Fully diluted earnings per common share	$ 0.54	$ 0.48	$ 1.60	$ 1.50
Dividends declared per share	$ 0.28	$ 0.25	$ 0.84	$ 0.75
Weighted average shares of common stock outstanding-Basic	5,280	5,208	5,261	5,185
Weighted average shares of common stock outstanding-Diluted	5,362	5,301	5,338	5,284

Certain statements in this press release may be forward-looking in nature, or "forward-looking" statements as defined in the United States Securities Litigation Reform Act of 1995. Actual results may differ from those expressed or implied in forward-looking statements. The forward-looking statements contained in this press release are subject to a number of factors and uncertainties, including regulatory and judicial decisions or legislation, changes in regional market and transmission rules, energy supply and demand and pricing, contractual commitments, availability, terms and use of capital, general economic and business environment, changes in technology, nuclear and environmental issues, industry restructuring and cost recovery (including stranded costs, and weather), and other factors and uncertainties disclosed from time to time in our filings with the Securities and Exchange Commission. Any forward-looking statements in this press release should be evaluated in light of these important factors and uncertainties. The Company disclaims any obligation to update any information in this press release.

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For further information, please contact Dorothy Schnure, Manager of Corporate Communications, at 802-655-8418 or Dawn Bugbee, Vice President and Chief Financial Officer, at 802-655-8768.